EXHIBIT 12

FIRST POTOMAC REALTY TRUST AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(dollars in thousands)

	2016	2015	2014	2013	2012
(Loss) income from continuing operations before income taxes	$(1,569)	$(34,417)	$15,559	$(10,761)	$(28,466)
Add (deduct):
Fixed charges	30,718	41,694	41,030	48,327	55,454
Capitalized interest	(673)	(1,864)	(3,233)	(2,457)	(2,416)
Equity in (earnings) losses of affiliates	(2,294)	(1,825)	(775)	47	(40)
Distributions from investments in affiliates	1,424	1,490	4,431	2,064	1,796
Dividends on preferred shares	(3,053)	(12,400)	(12,400)	(12,400)	(11,964)
Adjusted earnings	$24,553	$(7,322)	$44,612	$24,820	$14,364
Fixed charges:
Interest expense	$26,370	$26,797	$24,696	$32,803	$40,602
Rent expense representative of interest factor	622	633	701	667	472
Capitalized interest	673	1,864	3,233	2,457	2,416
Dividends on preferred shares	3,053	12,400	12,400	12,400	11,964
Total fixed charges and preferred stock dividends	$30,718	$41,694	$41,030	$48,327	$55,454
Ratio of earnings to fixed charges and preferred stock dividends	—	—	1.09	—	—
Deficiency of earnings to fixed charges and preferred stock dividends	$(6,165)	$(49,016)	$—	$(23,507)	$(41,090)